FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For May 16, 2005
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.

                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form
                        20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

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Indicate by check mark if the  registrant is submitting the Form 6-K in paper as
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mate-rial  event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
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                        Yes [   ]                No  [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

  IIJ Announces Fourth Quarter and Full Fiscal Year Results for the
          Year Ended March 31, 2005; Company Records Highest
      Annual and Quarterly Incomes since NASDAQ Listing in 1999


    TOKYO & NEW YORK--(BUSINESS WIRE)--May 13, 2005--Internet
Initiative Japan Inc. (Nasdaq: IIJI) ("IIJ"), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced its financial results for the fourth quarter and the full fiscal year ended March 31, 2005 ("FY2004").(1)

    Highlights of Fourth Quarter FY2004 Results

    -- Revenue totaled JPY 12,254 million ($114.3 million), an increase of 5.5% from JPY 11,617 million in 4Q03 and an increase of 19.4% from JPY 10,261 million in 3Q04.

    -- Operating income was JPY 656 million ($6.1 million), an increase of 87.5% from JPY 350 million in 4Q03 and an increase of 59.9% from JPY 410 million in 3Q04.

    -- Net income was JPY 2,256 million ($21.0 million), compared to a net loss of JPY 236 million in 4Q03 and JPY 660 million of net income in 3Q04.

    Highlights of Full FY2004 Results

    -- Revenue totaled JPY 41.7 billion ($388.9 million), an increase of 7.5% from JPY 38.8 billion in FY2003.

    -- Operating income was JPY 1.2 billion ($11.6 million), compared to an operating loss of JPY 1.4 billion in FY2003.

    -- Net income was JPY 2.9 billion ($27.1 million), compared to a loss of JPY 2.3 billion in FY2003.

    Outlook for FY2005(2)

    -- We expect revenue growth of approximately 10%, an increase in an operating income of approximately 85% and an increase in a net income of approximately 25% for the full fiscal year ending March 31, 2006 ("FY2005").

    Overview of 4th Quarter and Full FY2004 Financial Results and
Business Outlook(2)

    "We are pleased to announce that IIJ achieved the highest annual and quarterly operating and net income since our NASDAQ listing," said Koichi Suzuki, President and CEO of IIJ. "We are capitalizing on three main changes in the corporate market and we believe the trends will continue to affect our business favorably. First, broadband expansion is spurring demand for operational outsourcing services since customers are required to resolve security and other operational issues. Second, as usage of networks become more integrated with its business systems, demand for upgrades and replacement of legacy network systems is growing and the scale and scope of Systems Integration ("SI") projects such as consulting, network and system design, project management, implementation and operation is increasing. Lastly, an increase in Internet traffic among corporate customers is spurring demand for higher speed contracts for high-end Internet connectivity services and advanced broadband services for multi-site connectivity. In addition to leveraging our technological expertise to meet the needs of our customers created by the trends, we continue to develop new technologies such as our SEIL Management Framework ("SMF") and RFID technology in an effort to continually search for new avenues of growth."
    "Our financial condition has improved substantially in FY2004," said Akihisa Watai, CFO of IIJ. "We succeeded in expanding our outsourced operational services which have relatively higher-margins and recurring monthly revenues, and we also showed significant progress in decreasing our backbone costs while stringently managing our SG&A expenses. We believe that we have crossed the threshold and moved into a harvesting period."

    4th Quarter FY2004 Financial Results

                       Operating Result Summary
                                                     (JPY in millions)

                                               YoY %            QoQ %
                              4Q04    4Q03     change    3Q04   change
----------------------------------------------------------------------
Total Revenues               12,254  11,617        5.5% 10,261   19.4%
----------------------------------------------------------------------
Total Costs                  10,012   9,915        1.0%  8,486   18.0%
----------------------------------------------------------------------
SG&A Expenses and R&D         1,586   1,353       17.3%  1,365   16.2%
----------------------------------------------------------------------
Operating Income                656     350       87.5%    410   59.9%
----------------------------------------------------------------------
Net Income (Loss)             2,256    (236) (1,057.7%)    660  242.0%
----------------------------------------------------------------------

    Revenues

    Revenues in 4Q04 totaled JPY 12,254 million, an increase of 5.5% from JPY 11,617 million in 4Q03 and 19.4% from JPY 10,261 million in 3Q04.

                               Revenues
                                                    (JPY in millions)

                                                 YoY %           QoQ %
                                 4Q04    4Q03   change   3Q04   change
----------------------------------------------------------------------
Total Revenues                  12,254  11,617     5.5% 10,261   19.4%
----------------------------------------------------------------------
Connectivity & VAS               5,860   5,499     6.6%  5,666    3.4%
----------------------------------------------------------------------
SI                               5,352   4,001    33.7%  3,970   34.8%
----------------------------------------------------------------------
Equipment Sales                  1,042   2,117  (50.8%)    625   66.8%
----------------------------------------------------------------------

    Connectivity and Value-added Services ("VAS") revenues were JPY 5,860 million in 4Q04, an increase of 6.6% from JPY 5,499 million in 4Q03 and 3.4% from JPY 5,666 million in 3Q04.
    Dedicated access service revenues were JPY 2,841 million in 4Q04, a decrease of 8.4% compared to 4Q03 and an increase of 2.2% compared to 3Q04. The decrease compared to 4Q03 was mainly due to shift from T1 Standard or IIJ Economy to lower-priced broadband services. Revenues increased from 3Q04, however, due to an increase in revenues from IP service and broadband services.
    Dial-up access service revenues were JPY 718 million in 4Q04, a decrease of 5.2% compared to 4Q03 and a decrease of 1.2% compared to 3Q04 mainly due to the decrease in revenues from IIJ4U.
    VAS revenues were JPY 1,322 million in 4Q04, an increase of 19.8% compared to 4Q03 and an increase of 3.6% compared to 3Q04. The increase compared to 4Q03 and 3Q04 is mainly due to an increase in revenues from various types of packaged outsource services, such as managed security, hosting and network services.
    Other revenues were JPY 979 million in 4Q04, an increase of 82.4% compared to 4Q03 and an increase of 10.9% compared to 3Q04, mainly due to an increase in revenues from Wide-area Ethernet Services.
    SI revenues increased 33.7% to JPY 5,352 million in 4Q04 from JPY 4,001 million in 4Q03 and increased 34.8% from JPY 3,970 million in 3Q04. The increase from 4Q03 is mainly due to additional revenues from the purchase of the security system business operations of Yamatane Co. Ltd. in October 2004, and the increase from 3Q04 is mainly due to the increase in systems integration contracts.
    Equipment sales revenues were JPY 1,042 million in 4Q04, a decrease of 50.8% compared to 4Q03 and an increase of 66.8% compared to 3Q04.

    Cost and expense

    Cost of revenues was JPY 10,012 million in 4Q04, an increase of 1.0% compared to 4Q03 and an increase of 18.0% compared to 3Q04.

Cost of Revenues
                                                     (JPY in millions)

                                                  YoY %          QoQ %
                                   4Q04    4Q03  change   3Q04  change
----------------------------------------------------------------------
Total Costs:                      10,012  9,915     1.0% 8,486   18.0%
----------------------------------------------------------------------
Connectivity & VAS                 5,018  4,810     4.3% 4,874    3.0%
----------------------------------------------------------------------
SI                                 4,030  3,054    32.0% 3,031   33.0%
----------------------------------------------------------------------
Equipment Sales                      964  2,051  (53.0%)   581   65.7%
----------------------------------------------------------------------

    Cost of Connectivity and VAS revenues was JPY 5,018 million, an increase of 4.3% compared to 4Q03 and an increase of 3.0% compared to 3Q04. The gross-margin ratio for Connectivity and VAS in 4Q04 was 14.4%, compared to 12.5% in 4Q03 and 14.0% in 3Q04 mainly due to a decrease in backbone costs.
    Cost of SI revenues was JPY 4,030 million in 4Q04, an increase of 32.0% compared to 4Q03 and an increase of 33.0% compared to 3Q04. The gross margin ratio for SI in 4Q04 was 24.7%, compared to 23.7% in 4Q03 and 23.7% in 3Q04. The improvement in margin compared to 3Q04 was mainly due to the increase in higher-margin systems integration projects.
    Sales and marketing expenses were JPY 736 million in 4Q04, a decrease of 2.6% compared to 4Q03 and an increase of 7.7% compared to 3Q04.
    General and administrative expenses were JPY 800 million in 4Q04, an increase of 54.5% compared to 4Q03 and an increase of 26.4% compared to 3Q04. The increase is mainly due to an increase in write down of software licenses and personnel expenses.

    Operating income

    Operating income was JPY 656 million in 4Q04, compared to JPY 350 million in 4Q03 and JPY 410 million in 3Q04 mainly due to improved gross-margins in Connectivity, VAS and SI.

    Other income (expenses) in 4Q04 was JPY 1,729 million, compared to other expenses of JPY 226 million in 4Q03 and other income of JPY 333 million in 3Q04. The increase is mainly due to gain on the sale of available-for-sale securities which amounted to JPY 1,890 million.

    Income tax expense for 4Q04 was JPY 30 million, compared to JPY 13 million in 4Q03 and JPY 39 million in 3Q04.

    Equity in net loss of equity method investees amounted to JPY 37 million in 4Q04, compared to a net loss of JPY 189 million in 4Q03 and JPY 1 million in 3Q04.

    Net income (loss) was net income of JPY 2,256 million in 4Q04, compared to a net loss of JPY 236 million in 4Q03 and net income of JPY 660 million in 3Q04. The increase was mainly due to the improvement in operating income and gain on sale of available-for-sale securities.

    4th Quarter FY2004 Business Review

    Analysis by Service

    Connectivity and Value-added Services

             Number of Contracts for Connectivity Services


                                           4Q04      4Q03      3Q04
----------------------------------------------------------------------
Dedicated Access Service Contracts         11,243    7,226      9,427
----------------------------------------------------------------------
    IP Service (Low Bandwidth: 64kbps-
     768kbps)(3)                               89       93         67
----------------------------------------------------------------------
    IP Service (Medium Bandwidth: 1Mbps-
     99Mbps)( 3)                              660      565        609
----------------------------------------------------------------------
    IP Service (High Bandwidth: 100Mbps-)     114       80        103
----------------------------------------------------------------------
    IIJ T1 Standard and IIJ Economy(4)        276      504        313
----------------------------------------------------------------------
    IIJ Data Center Connectivity Service      231      196        228
----------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ DSL/F
    (Broadband Services)                    9,873    5,788      8,107
----------------------------------------------------------------------
Dial-up Access Service Contracts          693,976  695,867    708,517
----------------------------------------------------------------------
    Dial-up Access Services, under IIJ
     Brand                                 68,068   75,136     69,260
----------------------------------------------------------------------
    Dial-up Access Services, OEM(5)       625,908  620,731    639,257
----------------------------------------------------------------------
Total Contracted Bandwidth               121.2Gbps 80.1Gbps  109.5Gbps
----------------------------------------------------------------------

    The total number of contracts for dedicated access services continued to show a steady increase in 4Q04. In IP Services, the number of contracts for our high-end Internet connectivity services, such as for corporate headquarters and other critical usage, increased, especially for medium and high bandwidth connectivity. The number of contacts over 1Gbps also increased to 24. Additionally, the number of contracts for broadband services continued to increase for multi-site connectivity with Internet VPN, as we are exploring new markets and services that were previously provided by telecommunication carriers.

            Connectivity and VAS Revenue Breakdown and Cost
                                                     (JPY in millions)

                                                 YoY %          QoQ %
                                   4Q04   4Q03  Change   3Q04  change
----------------------------------------------------------------------
Connectivity Service Revenues     3,559  3,858   (7.8%) 3,508     1.5%
----------------------------------------------------------------------
  Dedicated Access Service
   Revenues                       2,841  3,100   (8.4%) 2,781     2.2%
----------------------------------------------------------------------
    IP Service (6)                2,235  2,423   (7.8%) 2,186     2.3%
----------------------------------------------------------------------
    IIJ T1 Standard and IIJ
     Economy                        171    331  (48.5%)   195  (12.3%)
----------------------------------------------------------------------
    IIJ FiberAccess/F and IIJ
     DSL/F (Broadband Services)     435    346    25.8%   400     8.6%
----------------------------------------------------------------------
  Dial-up Access Service Revenues   718    758   (5.2%)   727   (1.2%)
----------------------------------------------------------------------
    Under IIJ Brand                 472    522   (9.6%)   478   (1.4%)
----------------------------------------------------------------------
    OEM                             247    236     4.5%   249   (0.8%)
----------------------------------------------------------------------
VAS Revenues                      1,322  1,104    19.8% 1,276     3.6%
----------------------------------------------------------------------
Other Revenues                      979    537    82.4%   882    10.9%
----------------------------------------------------------------------
    Total Connectivity and VAS
     Revenues                     5,860  5,499     6.6% 5,666     3.4%
----------------------------------------------------------------------
Cost of Connectivity and VAS      5,018  4,810     4.3% 4,874     3.0%
----------------------------------------------------------------------
Backbone Cost (included in the
 cost of Connectivity and VAS)      831  1,067  (22.1%)   858   (3.2%)
----------------------------------------------------------------------
Connectivity and VAS Gross Margin
 Ratio                             14.4%  12.5%          14.0%
----------------------------------------------------------------------

    The speed requirements in the high-end connectivity in broadband expansion and additional revenues from broadband services off-set the decline in revenues from IIJ T1 Standard and IIJ Economy in 4Q04.
    VAS revenues increased reflecting our provision of managed services and data centers with our reliable connectivity services to customers lacking skills or resources to handle security and other operational issues which are emerging as a result of the broadband expansion among corporate customers.
    Other revenues also increased steadily mainly due to an increase in revenue from Wide-area Ethernet services.
    Backbone costs declined continuously in 4Q04 by 22.1% compared to 4Q03 and by 3.2% compared to 3Q04, as a result of our continued efforts to improve cost efficiency.
    The cross-selling ratio between Connectivity and VAS, representing the percentage of the largest 1,000 Connectivity service customers that use VAS was 88.2%.
    The cross-selling ratio between Connectivity and SI, representing the percentage of SI customers that use Connectivity services among the largest 100 SI customers was 78.0%.

                         Cross-selling Ratios

                                                                4Q04
----------------------------------------------------------------------
VAS Cross-selling Ratio                                          88.2%
----------------------------------------------------------------------
SI Cross-selling Ratio                                           78.0%
----------------------------------------------------------------------



Systems Integration

                          Systems Integration
                      Revenue Breakdown and Cost

                                                     (JPY in millions)

                                                   YoY %         QoQ %
                                     4Q04   4Q03  change  3Q04  change
----------------------------------------------------------------------
Systems Integration Revenues        5,352  4,001   33.7% 3,970   34.8%
----------------------------------------------------------------------
                Systems Integration 2,786  2,573    8.3% 1,672   66.7%
----------------------------------------------------------------------
               Outsourced Operation 2,566  1,428   79.6% 2,298   11.7%
----------------------------------------------------------------------
Cost of Systems Integration         4,030  3,054   32.0% 3,031   33.0%
----------------------------------------------------------------------
Systems Integration Gross Margin
 Ratio                               24.7%  23.7%         23.7%
----------------------------------------------------------------------

    Our SI projects are becoming bigger in scale by including the whole stream of consulting, design, project management, implementation and operation. SI revenues in 4Q04 increased largely due to the seasonal increase in systems integration toward year end. In addition to the increase from 4Q03 reflected of additional revenues from the purchase of the security system business operations of Yamatane Co. Ltd. ("Yamatane") for the comparison to 4Q03. An increase in outsourced operation revenues is having the effect of stabilizing the fluctuation in revenues since these services are billed monthly.

Equipment Sales

                   Equipment Sales Revenue and Cost
                                                     (JPY in millions)

                                                    YoY %        QoQ %
                                      4Q04   4Q03  change  3Q04 change
----------------------------------------------------------------------
Equipment Sales Revenues             1,042  2,117  (50.8%) 625   66.8%
----------------------------------------------------------------------
Cost of Equipment Sales                964  2,051  (53.0%) 581   65.7%
----------------------------------------------------------------------
Equipment Sales Gross Margin Ratio     7.6%   3.1%         7.0%
----------------------------------------------------------------------



Other Financial Statistics


                      Other Financial Statistics
                                                     (JPY in millions)

                                                 YoY %          QoQ %
                                   4Q04   4Q03  change   3Q04  change
--------------------------------- ------------------------------------
Adjusted EBITDA(7)                1,698  1,358    24.6% 1,508    12.2%
--------------------------------- ------------------------------------
CAPEX, including capital
 leases(8)                          724  1,014  (28.7%) 2,017  (64.1%)
--------------------------------- ------------------------------------
Depreciation and amortization(9)  1,061  1,030     3.0% 1,116   (5.0%)
--------------------------------- ------------------------------------

    Key Service Developments

    Toyota to use IIJ NetLightning Service:

    In April 2005, IIJ announced that it was selected by Toyota Motor Corporation to provide IIJ NetLightning, the Web access application acceleration service. IIJ NetLightning provides sub-second access from overseas to Supply Chain Management, Customer Relationship Management, and other Web applications through U.S.-based Netli Inc's Applications Delivery Network. Even when accessing servers in Japan from overseas, the service provides response times that are comparable to local access, with no long-distance network delays.

    Development of new SMF technologies and provision to third parties:

    In 4Q04, IIJ continued to develop new SMF technologies. IIJ's SMF is a suite of management tools that allow customers to easily and centrally control initialization, reconfiguration, and other operations involving communications equipment at multiple sites. In February 2005, IIJ developed SEIL Engine, a new router software that also interfaces with SMF. In March 2005, IIJ released SMF-LAN, which is SMF technology that can be used on closed networks such as wide-area Ethernet. In 4Q04, IIJ also developed partnerships with third parties to license its SEIL Engine. It will be included in the equipment of Century Systems, Inc. and a new mobile router jointly developed by IIJ, ROOT, Inc., and Novatec Corporation. The SMF-LAN system will be incorporated into KVH Co., Ltd.'s managed Ethernet service to simplify the service installation process.

    Continuous efforts against e-mail abuse:

    In March 2005, IIJ announced that it participated in establishment of the Japan E-mail Anti-Abuse Group. The Group is comprised of approximately thirty Internet Service Providers and telecommunication carriers in Japan and focuses on examining and implementing technological countermeasures against E-mail abuse. Additionally, IIJ announced that it will introduce sender authentication, a new technology that blocks spam e-mail, for its internal use by the end of March 2005, and then install it in its mail services.

    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted
EBITDA to net income according to the consolidated statements of operations that are prepared in accordance with accounting principles generally accepted in the U.S. and presented in Appendix 1:

                            Adjusted EBITDA
                                                     (JPY in millions)

                                                4Q04    4Q03    3Q04
----------------------------------------------------------------------
Adjusted EBITDA                                 1,698   1,358   1,508
----------------------------------------------------------------------
Depreciation and Amortization(10)              (1,042) (1,008) (1,098)
----------------------------------------------------------------------
Operating Income                                  656     350     410
----------------------------------------------------------------------
Other Income (Expenses)                         1,729    (226)    333
----------------------------------------------------------------------
Income Tax Expense                                 30      13      39
----------------------------------------------------------------------
Minority Interests in Consolidated
 Subsidiaries                                     (62)   (158)    (43)
----------------------------------------------------------------------
Equity in Net Loss of Equity Method Investees     (37)   (189)     (1)
----------------------------------------------------------------------
Net Income (Loss)                               2,256    (236)    660
----------------------------------------------------------------------

    The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment according to the consolidated statements of cash flows that are prepared and presented in accordance with accounting principles generally accepted in the U.S. in Appendix 4:

                                 CAPEX
                                                     (JPY in millions)

                                                    4Q04  4Q03   3Q04
----------------------------------------------------------------------
Capital Expenditures                                724  1,014  2,017
----------------------------------------------------------------------
Acquisition of Assets by Entering into
Capital Leases                                      627    778  1,911
----------------------------------------------------------------------
Purchase of Property and Equipment                   97    236    106
----------------------------------------------------------------------

    Management Message/Webcast

    On May 14, IIJ will present its management message and the Company's results and outlook by webcast. For details, please access the following URL: http://www.iij.ad.jp/en/IR/

    About Internet Initiative Japan Inc.

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

For inquiries, contact:

Taisuke ONO, Naoshi YONEYAMA
IIJ Media & Investor Relations Division
Tel: +81-3-5259-6500  E-mail: ir@iij.ad.jp  URL: http://www.iij.ad.jp/

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2005 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher margin services such as system integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

(1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. For all 4Q04 and Full FY2004 results, translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY 107.22 = US$1.00, the approximate exchange rate on March 31, 2005. Historical quarterly and annual figures have been restated to reflect the change in income tax expense (benefit) previously discussed by IIJ in its press release dated April 11, 2005.

(2) This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding FY2005 revenues and operating and net profitability that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information contained in IIJ's filings on Form 20-F and Form 6-K, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 1Q05 earnings release, presently scheduled for August 2005.

(3) Including IPv6 Services.

(4) Referred to as "Limited Functionality Services" in 1Q04 for the services with local access not shared, limited on several functionality compared to IP service such as number of IP address allocated and fixed speed of 64kbps, 128kbps and 1.5Mbps.

(5) OEM stands for Original Equipment Manufacturer.

(6) IP Service revenues includes revenues from Data Center
Connectivity Service.

(7) Please refer to the Reconciliation of Non-GAAP Financial Measures below.

(8) Please refer to the Reconciliation of Non-GAAP Financial Measures on the next page.

(9) Depreciation and amortization includes amortization of issuance cost of convertible notes and intangible assets.

(10) Depreciation and amortization excludes amortization of issuance cost of convertible notes that was included in other expenses.





                    INTERNET INITIATIVE JAPAN INC.          Appendix 1
                    ------------------------------
           CONSOLIDATED STATEMENTS OF OPERATIONS(UNAUDITED)
           ------------------------------------------------
For the Three Months Ended Mar 31, 2005, Mar 31, 2004 and Dec 31, 2004 (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)
                Except for Per Share and ADS Data) (1)


                                           Year-over-year Comparison
                                                 Mar 31, 2005
                                         -----------------------------
                                                                % of
                                                               Total
                                          USD(1)      JPY     Revenues
                                         -------- ----------- --------
Revenues:
  Connectivity and value-added services:
     Dedicated access services            26,496   2,840,903    23.2%
     Dial-up access services               6,699     718,285     5.8
     Value-added services                 12,328   1,321,816    10.8
     Other                                 9,130     978,940     8.0
                                         -------- ----------- -------
       Total connectivity and value-added
        services                          54,653   5,859,944    47.8

  Systems integration revenues            49,915   5,351,865    43.7
  Equipment sales                          9,723   1,042,540     8.5
                                         -------- ----------- -------
                Total revenues           114,291  12,254,349   100.0
                                         -------- ----------- -------

Costs and expenses:
  Cost of connectivity and value-added
   services                               46,806   5,018,522    40.9
  Cost of systems integration revenues    37,589   4,030,274    32.9
  Cost of equipment sales                  8,987     963,665     7.9
                                         -------- ----------- -------
                Total costs               93,382  10,012,461    81.7

  Sales and marketing                      6,866     736,219     6.0
  General and administrative               7,461     799,929     6.5
  Research and development                   466      49,968     0.4
                                         -------- ----------- -------
                 Total costs and expenses108,175  11,598,577    94.6

                                         -------- ----------- -------
Operating income                           6,116     655,772     5.4
                                         -------- ----------- -------

Other income (expenses)                   16,127   1,729,122    14.1

                                         -------- ----------- -------
Income before income tax expense,
 minority interests and equity in net
 loss of equity method investees          22,243   2,384,894    19.5
                                         -------- ----------- -------

Income tax expense                           278      29,839     0.3
Minority interests in consolidated
 subsidiaries                               (583)    (62,468)   (0.5)
Equity in net loss of equity method
 investees                                  (345)    (36,966)   (0.3)

                                         -------- ----------- -------
Net income (loss)                         21,037   2,255,621    18.4%
                                         ======== =========== =======

Basic And Diluted Net Income (Loss) Per
 Share                                                58,875
Basic And Diluted Net Income (Loss) Per
 ADS Equivalent                                        29.44
Weighted Average Number of Shares                     38,312
Weighted Average Number of ADS
 Equivalents                                      76,623,702



                                                Mar 31, 2004
                                       -------------------------------
                                                     % of
                                                    Total      YOY
                                           JPY     Revenues   Chg %
                                       ----------- -------- ----------
Revenues:
  Connectivity and value-added
   services:
     Dedicated access services          3,100,452     26.7%     (8.4%)
     Dial-up access services              757,947      6.5       (5.2)
     Value-added services               1,103,558      9.5       19.8
     Other                                536,590      4.6       82.4
                                       ----------- -------- ----------
       Total connectivity and value-
        added services                  5,498,547     47.3        6.6

Systems integration revenues            4,001,449     34.5       33.7
Equipment sales                         2,117,006     18.2      (50.8)
                                       ----------- -------- ----------
              Total revenues           11,617,002    100.0        5.5
                                       ----------- -------- ----------

Costs and expenses:
  Cost of connectivity and value-added
   services                             4,809,831     41.4        4.3
  Cost of systems integration revenues  3,053,962     26.3       32.0
  Cost of equipment sales               2,050,923     17.6      (53.0)
                                       ----------- -------- ----------
              Total costs               9,914,716     85.3        1.0

  Sales and marketing                     755,928      6.5       (2.6)
  General and administrative              517,884      4.5       54.5
  Research and development                 78,786      0.7      (36.6)
                                       ----------- -------- ----------
              Total costs and expenses 11,267,314     97.0        2.9

                                       ----------- -------- ----------
Operating income                          349,688      3.0       87.5
                                       ----------- -------- ----------

Other income (expenses)                  (226,045)    (1.9)    (864.9)

                                       ----------- -------- ----------
Income before income tax expense,
 minority interests and equity in net
 loss of equity method investees          123,643      1.1    1,828.9
                                       ----------- -------- ----------

Income tax expense                         13,293      0.1      124.5
Minority interests in consolidated
 subsidiaries                            (157,295)    (1.4)     (60.3)
Equity in net loss of equity method
 investees                               (188,577)    (1.6)     (80.4)

                                       ----------- -------- ----------
Net income (loss)                        (235,522)   (2.0%) (1,057.7%)
                                       =========== ======== ==========

Basic And Diluted Net Income (Loss) Per
 Share                                     (6,147)
Basic And Diluted Net Income (Loss) Per
 ADS Equivalent                             (3.07)
Weighted Average Number of Shares          38,312
Weighted Average Number of ADS
 Equivalents                           76,623,702



                                             Sequential Comparison
                                                 Dec 31, 2004
                                         -----------------------------
                                                       % of
                                                      Total     QOQ
                                             JPY     Revenues  Chg %
                                         ----------- -------- --------
Revenues:
  Connectivity and value-added services:
     Dedicated access services            2,780,955     27.1%     2.2%
     Dial-up access services                726,798      7.1     (1.2)
     Value-added services                 1,275,958     12.4      3.6
     Other                                  882,466      8.6     10.9
                                         ----------- -------- --------
       Total connectivity and value-
        added services                    5,666,177     55.2      3.4

Systems integration revenues              3,969,610     38.7     34.8
Equipment sales                             625,196      6.1     66.8
                                         ----------- -------- --------
              Total revenues             10,260,983    100.0     19.4
                                         ----------- -------- --------

Costs and expenses:
  Cost of connectivity and value-added
   services                               4,873,759     47.5      3.0
  Cost of systems integration revenues    3,030,666     29.5     33.0
  Cost of equipment sales                   581,368      5.7     65.7
                                         ----------- -------- --------
              Total costs                 8,485,793     82.7     18.0

  Sales and marketing                       683,731      6.6      7.7
  General and administrative                632,874      6.2     26.4
  Research and development                   48,406      0.5      3.2
                                         ----------- -------- --------
              Total costs and expenses    9,850,804     96.0     17.7

                                         ----------- -------- --------
Operating income                            410,179      4.0     59.9
                                         ----------- -------- --------

Other income (expenses)                     332,623      3.2    419.8

                                         ----------- -------- --------
Income before income tax expense,
 minority interests and equity in net
 loss of equity method investees            742,802      7.2    221.1
                                         ----------- -------- --------

Income tax expense                           39,436      0.4    (24.3)
Minority interests in consolidated
 subsidiaries                               (43,040)    (0.4)    45.1
Equity in net loss of equity method
 investees                                     (795)     0.0  4,549.8

                                         ----------- -------- --------
Net income (loss)                           659,531      6.4%   242.0%
                                         =========== ======== ========

Basic And Diluted Net Income (Loss) Per
 Share                                       17,215
Basic And Diluted Net Income (Loss) Per
 ADS Equivalent                                8.61
Weighted Average Number of Shares            38,312
Weighted Average Number of ADS
 Equivalents                             76,623,702


Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Mar 31, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 107.22 =$1, the approximate rate of exchange on Mar 31, 2005.



                    INTERNET INITIATIVE JAPAN INC.          Appendix 2
                    -------------------------------
           CONSOLIDATED STATEMENTS OF OPERATIONS(UNAUDITED)
           ------------------------------------------------
           For the Years Ended Mar 31, 2005 and Mar 31, 2004
 (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)
                 Except for Per Share and ADS Data) (1)

                                           Year-over-year Comparison
                                                  Mar 31, 2005
                                         -----------------------------
                                                                % of
                                                                Total
                                          USD(1)      JPY     Revenues
                                         -------- ----------- --------
Revenues:
  Connectivity and value-added services:
     Dedicated access services           106,069  11,372,701     27.3%
     Dial-up access services              27,392   2,936,973      7.0
     Value-added services                 46,677   5,004,730     12.0
     Other                                29,560   3,169,413      7.6
                                         -------- ----------- --------
       Total connectivity and value-
        added services                   209,698  22,483,817     53.9

  Systems integration revenues           147,863  15,853,824     38.0
  Equipment sales                         31,383   3,364,926      8.1
                                         -------- ----------- --------
                Total revenues           388,944  41,702,567    100.0
                                         -------- ----------- --------

Costs and expenses:
    Cost of connectivity and value-added
     services                            181,719  19,483,890     46.7
    Cost of systems integration revenues 113,786  12,200,137     29.2
    Cost of equipment sales               29,018   3,111,369      7.5
                                         -------- ----------- --------
                Total costs              324,523  34,795,396     83.4

    Sales and marketing                   26,064   2,794,561      6.7
    General and administrative            24,865   2,665,980      6.4
    Research and development               1,856     198,979      0.5
                                         -------- ----------- --------
                Total costs and expenses 377,308  40,454,916     97.0

                                         -------- ----------- --------
Operating income (loss)                   11,636   1,247,651      3.0
                                         -------- ----------- --------

Other income, net                         17,729   1,900,857      4.5

                                         -------- ----------- --------
Income (loss) before income tax expense,
 minority interests and equity in net
 loss of equity method investees          29,365   3,148,508      7.5
                                         -------- ----------- --------

Income tax expense                           931      99,870      0.2
Minority interests in consolidated
 subsidiaries                             (1,018)   (109,161)    (0.2)
Equity in net loss of equity method
 investees:
  Equity method net loss                    (310)    (33,208)    (0.1)
  Impairment loss on advances to
   Crosswave                                   -           -        -

                                         -------- ----------- --------
Net income (loss)                         27,106   2,906,269      7.0%
                                         ======== =========== ========

Basic And Diluted Net Income (Loss) Per
 Share                                                75,858
Basic And Diluted Net Income (Loss) Per
 ADS Equivalent                                        37.93
Weighted Average Number of Shares                     38,312
Weighted Average Number of ADS
 Equivalents                                      76,623,702




                                                  Mar 31, 2004
                                         -----------------------------
                                                       % of
                                                       Total    YOY
                                              JPY     Revenues  Chg %
                                         ----------- -------- --------
Revenues:
  Connectivity and value-added services:
     Dedicated access services           12,862,132     33.2%  (11.6%)
     Dial-up access services              3,088,498      8.0     (4.9)
     Value-added services                 4,296,228     11.1     16.5
     Other                                2,117,794      5.4     49.7
                                         ----------- -------- --------
       Total connectivity and value-added
        services                         22,364,652     57.7      0.5

  Systems integration revenues           11,847,687     30.5     33.8
  Equipment sales                         4,567,123     11.8    (26.3)
                                         ----------- -------- --------
                Total revenues           38,779,462    100.0      7.5
                                         ----------- -------- --------

Costs and expenses:
    Cost of connectivity and value-added
     services                            20,047,438     51.7     (2.8)
    Cost of systems integration revenues  9,851,726     25.4     23.8
    Cost of equipment sales               4,346,243     11.2    (28.4)
                                         ----------- -------- --------
                Total costs              34,245,407     88.3      1.6

    Sales and marketing                   3,527,490      9.1    (20.8)
    General and administrative            2,098,481      5.4     27.0
    Research and development                357,968      0.9    (44.4)
                                         ----------- -------- --------
                Total costs and expenses 40,229,346    103.7      0.6

                                         ----------- -------- --------
Operating income (loss)                  (1,449,884)    (3.7)  (186.1)
                                         ----------- -------- --------

Other income, net                           982,220      2.5     93.5

                                         ----------- -------- --------
Income (loss) before income tax expense,
 minority interests and equity in net
 loss of equity method investees           (467,664)    (1.2)  (773.2)
                                         ----------- -------- --------

Income tax expense                           32,536      0.1    207.0
Minority interests in consolidated
 subsidiaries                               235,812      0.6   (146.3)
Equity in net loss of equity method
 investees:
  Equity method net loss                   (286,317)    (0.8)   (88.4)
  Impairment loss on advances to
   Crosswave                             (1,719,981)    (4.4)

                                         ----------- -------- --------
Net income (loss)                        (2,270,686)   (5.9%)  (228.0)
                                         =========== ======== ========

Basic And Diluted Net Income (Loss) Per
 Share                                      (71,606)
Basic And Diluted Net Income (Loss) Per
 ADS Equivalent                              (35.80)
Weighted Average Number of Shares            31,711
Weighted Average Number of ADS
 Equivalents                             63,421,571

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the year ended Mar 31, 2005 are included soley for the convenience of readers outside Japan and have been made at the rate of JPY107.22 =$1, the approximate rate of exchange on Mar 31,2005.



                    INTERNET INITIATIVE JAPAN INC.          Appendix 3
                    ------------------------------
                CONSOLIDATED BALANCE SHEETS(UNAUDITED)
                --------------------------------------
          As of Mar 31, 2005, Mar 31, 2004 and Dec 31, 2004
(Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars(USD)(1)

                                                 Mar 31, 2005
                                         -----------------------------
                                          USD(1)       JPY        %
                                         --------- ------------ ------
ASSETS
----------------------------------------
Current Assets:
Cash and cash equivalents                  49,305    5,286,477   14.2%
Accounts receivable, net                   69,086    7,407,439   20.0
Inventories                                 1,307      140,096    0.4
Prepaid expenses                            5,642      604,935    1.6
Other current assets                        1,009      108,228    0.3

                                         --------- ------------ ------
      Total current assets                126,349   13,547,175   36.5

Investments in and Advances to Equity
 Method Investees                           6,656      713,607    1.9
Other Investments                          92,620    9,930,781   26.8
Property and Equipment, net                90,677    9,722,366   26.2
Guarantee Deposits                         19,126    2,050,665    5.5
Other Assets                               10,743    1,151,877    3.1

                                         --------- ------------ ------
      Total assets                        346,171   37,116,471  100.0%
                                         ========= ============ ======

LIABILITIES AND
---------------
          SHAREHOLDERS' EQUITY
          --------------------
Current Liabilities:
Short-term borrowings                      44,065    4,724,633   12.7%
Payable under securities loan agreement    16,130    1,729,520    4.7
Accounts payable                           45,334    4,860,733   13.1
Accrued expenses                            5,047      541,118    1.4
Other current liabilities                   7,625      817,517    2.2
Long-term borrowings-current portion       25,518    2,736,056    7.4
Convertible notes
Capital lease obligations-current
 portion                                   25,881    2,774,974    7.5

                                         --------- ------------ ------
      Total current liabilities           169,600   18,184,551   49.0

Long-term Borrowings                       14,269    1,529,963    4.1
Capital Lease Obligations-Noncurrent       40,469    4,339,028   11.7
Accrued Retirement and Pension Costs        1,337      143,346    0.4
Other Noncurrent Liabilities                2,570      275,533    0.7

                                         --------- ------------ ------
      Total liabilities                   228,245   24,472,421   65.9
                                         --------- ------------ ------

Minority Interest                           9,597    1,028,977    2.8
                                         --------- ------------ ------

Shareholders' Equity:
Common stock                              128,384   13,765,372   37.1
Additional paid-in capital                220,459   23,637,628   63.7
Accumulated deficit                      (321,153) (34,434,052) (92.8)
Accumulated other comprehensive income     81,049    8,690,125   23.4
Treasury stock                               (410)     (44,000)  (0.1)

                                         --------- ------------ ------
      Total shareholders' equity          108,329   11,615,073   31.3

                                         --------- ------------ ------
      Total liabilities and
       shareholders' equity               346,171   37,116,471  100.0%
                                         ========= ============ ======



                                Mar 31, 2004         Dec 31, 2004
                             ------------------- ---------------------
                                 JPY        %        JPY         %
                             ------------ ------ ------------ --------
ASSETS
---------------------------
Current Assets:
Cash and cash equivalents     12,284,239   28.7%  12,158,790     26.9%
Accounts receivable, net       8,994,156   21.1    6,231,361     13.8
Inventories                      438,435    1.0      372,144      0.8
Prepaid expenses                 557,703    1.3      989,003      2.2
Other current assets             325,422    0.8      334,169      0.7

                             ------------ ------ ------------ --------
      Total current assets    22,599,955   52.9   20,085,467     44.4

Investments in and Advances
 to Equity Method Investees      778,152    1.8      759,585      1.7
Other Investments              7,931,893   18.6   11,072,053     24.4
Property and Equipment, net    8,601,905   20.1   10,003,936     22.1
Guarantee Deposits             2,075,123    4.9    2,050,305      4.5
Other Assets                     749,897    1.7    1,288,024      2.9

                             ------------ ------ ------------ --------
      Total assets            42,736,925  100.0%  45,259,370    100.0%
                             ============ ====== ============ ========

LIABILITIES AND
---------------
   SHAREHOLDERS' EQUITY
   --------------------
Current Liabilities:
Short-term borrowings          6,564,093   15.4%   4,825,844     10.7%
Payable under securities
 loan agreement                                      722,800      1.6
Accounts payable               7,187,976   16.8    3,566,158      7.9
Accrued expenses                 454,366    1.1      665,821      1.5
Other current liabilities        483,925    1.1      780,267      1.7
Long-term borrowings-
 current portion               1,548,246    3.6    2,185,094      4.8
Convertible notes             11,832,000   27.7   11,088,000     24.5
Capital lease obligations-
 current portion               2,387,754    5.6    2,784,469      6.1

                             ------------ ------ ------------ --------
      Total current
       liabilities            30,458,360   71.3   26,618,453     58.8

Long-term Borrowings           2,308,019    5.4    2,389,339      5.3
Capital Lease Obligations-
 Noncurrent                    2,880,298    6.7    4,459,352      9.8
Accrued Retirement and
 Pension Costs                    72,687    0.2      120,732      0.3
Other Noncurrent
 Liabilities                     161,122    0.4      320,393      0.7

                             ------------ ------ ------------ --------
      Total liabilities       35,880,486   84.0   33,908,269     74.9
                             ------------ ------ ------------ --------

Minority Interest                642,311    1.5      988,964      2.2
                             ------------ ------ ------------ --------

Shareholders' Equity:
Common stock                  13,765,372   32.2   13,765,372     30.4
Additional paid-in capital    23,637,628   55.3   23,637,628     52.2
Accumulated deficit          (37,340,321) (87.4) (36,689,673)   (81.0)
Accumulated other
 comprehensive income          6,195,449   14.5    9,692,810     21.4
Treasury stock                   (44,000)  (0.1)     (44,000)    (0.1)

                             ------------ ------ ------------ --------
      Total shareholders'
       equity                  6,214,128   14.5   10,362,137     22.9

                             ------------ ------ ------------ --------
      Total liabilities and
       shareholders' equity   42,736,925  100.0%  45,259,370    100.0%
                             ============ ====== ============ ========

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to Mar 31, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 107.22 =$1, the approximate rate of exchange on Mar 31, 2005.



                       INTERNET INITIATIVE JAPAN INC.       Appendix 4
                       ------------------------------
      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(UNAUDITED)
      ----------------------------------------------------------
For the Three Months Ended Mar 31, 2005, Mar 31, 2004 and Dec 31, 2004 (Expressed in Thousands of Japanese Yen(JPY) and U.S. Dollars(USD) (1)

                           Mar 31, 2005      Mar 31, 2004 Dec 31, 2004
                      ---------------------- ------------ ------------
                       USD (1)      JPY          JPY          JPY
                      --------- ------------ ------------ ------------
Operating Activities:
   Net income (loss)    21,037    2,255,621     (235,522)     659,531
   Depreciation and
    amortization         9,895    1,060,944    1,030,162    1,116,447
   Provision for
    (reversal of)
    doubtful accounts      338       36,204       27,587      (18,455)
   Equity in net loss
    of equity method
    investees              345       36,966      188,577          795
   Minority interests
    in consolidated
    subsidiaries           583       62,468      157,295       43,040
   Foreign exchange
    losses (gains)         (81)      (8,641)     (13,682)      14,912
   Net losses (gains)
    on other
    investments        (16,943)  (1,816,676)      42,352     (527,300)
   Decrease (increase)
    in accounts
    receivable         (11,249)  (1,206,074)  (2,483,404)     582,873
   Increase (decrease)
    in accounts
    payable             11,245    1,205,665    2,392,795     (985,459)
   Decrease (increase)
    in inventories       2,069      221,788     (245,201)    (109,964)
   Deferred income
    taxes                 (109)     (11,656)           -          633
   Other                 6,570      704,443      395,710     (146,465)
                      --------- ------------ ------------ ------------
   Net cash provided
    by operating
    activities          23,700    2,541,052    1,256,669      630,588
                      --------- ------------ ------------ ------------

Investing Activities:
   Purchase of
    property and
    equipment             (900)     (96,542)    (236,028)    (105,946)
   Purchase of
    subsidiary stock      (466)     (50,000)           -      (11,680)
   Proceeds from sales
    of other
    investments         18,734    2,008,650       66,387      750,800
   Purchase of other
    investments            (22)      (2,339)      (2,138)      (4,854)
   Refund (payment) of
    guarantee
    deposits-net           (31)      (3,330)        (576)      31,162
   Acquision of
    business                 -            -            -     (371,011)
   Other                   (89)      (9,495)      (3,778)      (1,029)
                      --------- ------------ ------------ ------------
   Net cash provided
    by (used in)
    investing
    activities          17,226    1,846,944     (176,133)     287,442
                      --------- ------------ ------------ ------------

Financing Activities:
   Proceeds from long-
    term borrowings          -            -      400,000    1,250,000
   Repayments of long-
    term borrowings     (2,876)    (308,414)    (436,477)     (58,179)
   Proceeds from
    securities loan
    agreement           16,130    1,729,520            -            -
   Repayments of
    securities loan
    agreement           (6,741)    (722,800)           -      (94,000)
   Redemption of
    convertible notes (103,414) (11,088,000)           -            -
   Principal payments
    under capital
    leases              (7,025)    (753,177)    (692,467)    (756,982)
   Net decrease in
    short-term
    borrowings            (944)    (101,211)    (200,316)    (906,360)
                      --------- ------------ ------------ ------------
   Net cash used in
    financing
    activities        (104,870) (11,244,082)    (929,260)    (565,521)
                      --------- ------------ ------------ ------------

Effect of Exchange
 Rate Changes on Cash     (151)     (16,227)      (7,632)      (7,564)

                      --------- ------------ ------------ ------------
Net Increase
 (decrease) in Cash
 and Cash Equivalents  (64,095)  (6,872,313)     143,644      344,945
                      --------- ------------ ------------ ------------

Cash and Cash
 Equivalents,
 Beginning of Period   113,400   12,158,790   12,140,595   11,802,165

                      --------- ------------ ------------ ------------
Cash and Cash
 Equivalents, End of
 Period                 49,305    5,286,477   12,284,239   12,147,110
                      ========= ============ ============ ============

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Mar 31, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY107.22 =$1, the approximate rate of exchange on Mar 31, 2005.



                    INTERNET INITIATIVE JAPAN INC.          Appendix 5
                    ------------------------------
     CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
     -----------------------------------------------------------
          For the Year Ended Marach 31, 2005, March 31, 2004 (Expressed in Thousands of Japanese Yen(JPY) and U.S. Dollars(USD) (1)

                                     March 31, 2005     March 31, 2004
                                 ---------------------- --------------
                                  USD (1)      JPY           JPY
                                 --------- ------------ --------------
Operating Activities:
   Net income (loss)               27,106    2,906,269     (2,270,686)
   Depreciation and amortization   39,107    4,193,093      4,008,324
   Provision for doubtful
    accounts                          231       24,781        450,505
   Equity method net loss             310       33,208        286,317
   Impairment loss on advance to
    Crosswave                           -            -      1,719,981
   Minority interests in
    consolidated subsidiaries       1,018      109,161       (235,812)
   Foreign exchange (gains)
    losses                           (144)     (15,466)         5,124
   Loss (gain) on retirement of
    convertible notes                  48        5,195        (88,975)
   Net gains on other
    investments                   (22,751)  (2,439,330)    (1,412,858)
   Decrease in accounts
    receivable                     14,994    1,607,692        783,387
   Decrease in accounts payable   (21,523)  (2,307,729)    (1,132,209)
   Decrease (increase) in
    inventories                     2,674      286,751        (30,813)
   Deferred income taxes             (103)     (11,023)         1,976
   Other                            7,890      845,895       (160,895)
                                 --------- ------------ --------------
   Net cash provided by
    operating activities           48,857    5,238,497      1,923,366
                                 --------- ------------ --------------

Investing Activities:
   Purchase of property and
    equipment                      (5,382)    (577,133)    (1,657,302)
   Purchase of subsidiary stock      (575)     (61,680)             -
   Advances to Crosswave                -            -     (1,719,981)
   Proceeds from sales of other
    investments                    27,756    2,976,017      2,170,584
   Purchase of other investments     (117)     (12,566)      (325,665)
   Refund of guarantee deposits-
    net                               216       23,167        674,018
   Acquisition of business         (3,499)    (375,123)             -
   Other                               12        1,321          5,883
                                 --------- ------------ --------------
   Net cash provided by (used
    in) investing activities       18,411    1,974,003       (852,463)
                                 --------- ------------ --------------

Financing Activities:
   Proceeds from long-term
    borrowings                     20,985    2,250,000        400,000
   Repayments of long-term
    borrowings                    (17,163)  (1,840,246)    (1,943,735)
   Proceeds from securities loan
    agreement                      23,749    2,546,320              -
   Repayments of securities loan
    agreement                      (7,618)    (816,800)             -
   Repurchase of convertible
    notes                          (6,953)    (745,488)    (3,047,460)
   Redemption of convertible
    notes                        (103,413) (11,088,000)             -
   Principal payments under
    capital leases                (26,745)  (2,867,624)    (2,733,012)
   Net increase (decrease) in
    short-term borrowings         (17,156)  (1,839,461)     1,740,495
   Proceeds from issuance of
    common stock of a subsidiary    1,759      188,632              -
   Proceeds from issuance of
    common stock                        -            -     13,252,311
                                 --------- ------------ --------------
   Net cash provided by (used
    in) financing activities     (132,555) (14,212,667)     7,668,599
                                 --------- ------------ --------------

Effect of Exchange Rate Changes
 on Cash                               22        2,405        (43,615)

                                 --------- ------------ --------------
Net Increase (decrease) in Cash   (65,265)  (6,997,762)     8,695,887
                                 --------- ------------ --------------

Cash, Beginning of Period         114,570   12,284,239      3,588,352

                                 --------- ------------ --------------
Cash, End of Period                49,305    5,286,477     12,284,239
                                 ========= ============ ==============

Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the year ended Mar 31, 2005 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY107.22 =$1, the approximate rate of exchange on Mar 31, 2005.


    CONTACT: IIJ Media & Investor Relations Division
             Taisuke Ono or Naoshi Yoneyama, +81-3-5259-6500 ir@iij.ad.jp http://www.iij.ad.jp/

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Internet Initiative Japan Inc.




Date:  May 16, 2005                     By: /s/ Koichi Suzuki
                                            ------------------------------------
                                            Koichi Suzuki
                                            President, Chief Executive Officer
                                            and Representative Director